Form 10-K, Exhibit 13
period 1994-10-31
GREIF BROTHERS CORP
filed 1995-01-18
CIK 43920

                                                             EXHIBIT 13

                             GREIF BROS. CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)
                                    ASSETS

                 OCTOBER 31,                           1994           1993

                                                                    (Note 5)
CURRENT ASSETS
 Cash and short term investments                     $ 29,543       $ 30,827
 U.S. and Canadian government securities
  --at amortized cost which approximates market        23,970         26,933
 Trade accounts receivable -- less allowance
  of $989 for doubtful items ($965 in 1993)            69,501         56,601
 Inventories, at the lower of cost (prin-
  cipally last-in, first-out) or market                50,944         42,700
 Prepaid expenses and other                            14,384         12,793

  Total current assets                                188,342        169,854

LONG TERM ASSETS
 Cash surrender value of life insurance                 2,618          2,452
 Interest in partnership                                1,091          1,091
 Other long term assets                                 5,853          5,171

                                                        9,562          8,714

PROPERTIES, PLANTS AND EQUIPMENT - at cost
 Timber properties -- less depletion                    3,639          3,290
 Land                                                  10,521          9,608
 Buildings                                             99,936         86,148
 Machinery, equipment, etc.                           291,426        218,475
 Construction in progress                              18,136         68,652
 Less accumulated depreciation                      (202,488)      (183,558)

                                                      221,170        202,615

                                                     $419,074       $381,183

                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable and accrued liabilities            $ 32,948       $ 22,422
 Current portion of long term obligations                 249            375
 Accrued payrolls and employee benefits                 7,082          5,793
 Accrued taxes -- general                               1,952          1,620
 Taxes on income                                          713          1,448

  Total current liabilities                            42,944         31,658

LONG TERM OBLIGATIONS (interest rates from
 3.85% - 6.00%; payable to 2000)                       27,966         28,015

OTHER LONG TERM LIABILITIES                            14,265         13,572

DEFERRED INCOME TAXES                                   6,960          2,971

  Total long term liabilities                          49,191         44,558

SHAREHOLDERS' EQUITY
 Capital stock, without par value                       9,034          9,034

  Class A Common Stock:
   Authorized 16,000,000 shares;
   issued 10,570,480 shares;
   in treasury 5,133,894 shares;
   outstanding 5,436,586 shares

  Class B Common Stock:
   Authorized and issued 8,640,000 shares;
    in treasury 1,985,826 shares;
    (1,940,267 in 1993)
    outstanding 6,654,174 shares
    (6,699,733 in 1993)

 Earnings retained for use in the business            321,583        298,757

 Cumulative translation adjustment                    (3,678)        (2,824)

                                                      326,939        304,967

                                                     $419,074       $381,183




See accompanying Notes to Consolidated Financial Statements

                     GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                            CONSOLIDATED STATEMENTS OF INCOME

                     (Dollars in thousands, except per share amounts)
 For the years ended October 31,          1994            1993           1992
                                                        (Note 5)       (Note 5)
Sales and other income
  Net sales                            $583,526        $526,765       $510,995
Other income:
  Interest and other                      6,113           6,077          7,609
  Gain on timber sales                    4,604           5,618          4,114

                                        594,243         538,460        522,718

Costs and expenses (including depreciation of
 $21,717 in 1994, $18,845 in 1993
 and $18,292 in 1992)
  Cost of products sold                 480,666         440,578        415,074
  Selling, general and administrative    60,518          58,078         58,331
  Interest                                1,447             203            197

                                        542,631         498,859        473,602

Income before income taxes               51,612          39,601         49,116
Taxes on income                          17,858          14,992         18,902

Income before minority interest          33,754          24,609         30,214
Minority interest                           -0-             -0-            495

Net income                             $ 33,754        $ 24,609       $ 29,719




Net income per share (based on the average number of shares outstanding during the year):

    Based on the assumption that earnings were allocated to Class A and Class B
Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike:

                                          1994         1993              1992

                             Class A      $2.63           $1.87          $2.30
                             Class B      $2.91           $2.15          $2.56


    Due to the special characteristics of the Company's two classes of stock
(see Note 4), earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock and in the earnings retained for use in the business.



See accompanying Notes to Consolidated Financial Statements

                 GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES

       CONSOLIDATED STATEMENTS OF EARNINGS RETAINED FOR USE IN THE BUSINESS

                (Dollars in thousands, except per share amounts)
 For the years ended October 31,          1994           1993           1992
Balance at beginning of year,
 as previously reported                $298,356        $283,251       $261,615
Effect of restatement as required by
 SFAS No. 109 (see Note 5)                  401           1,025          1,679

Balance at beginning of year,
 as restated                            298,757         284,276        263,294
Net Income                               33,754          24,609         29,719

                                        332,511         308,885        293,013

Dividends paid in the fiscal years (Note):
 On Class A Common Stock
  -- $.60 per share                       3,262           3,262          3,045
    ($.60 per share in 1993
    and $.56 per share in 1992)
 On Class B Common Stock
  -- $.88 per share                       5,877           5,914          5,516
    ($.88 per share in 1993
    and $.82 per share in 1992)

                                          9,139           9,176          8,561

Cost of shares of treasury stock          1,789             952            176

Balance at end of year                 $321,583        $298,757       $284,276






Note: Dividends paid during the calendar years 1994, 1993 and 1992, relating to the results of operations for the fiscal years ended October 31, 1994, 1993 and 1992, were as follows:

      1994 calendar year dividends per share -- Class A $.68;  Class B $1.00
      1993 calendar year dividends per share -- Class A $.60;  Class B $ .88
      1992 calendar year dividends per share -- Class A $.60;  Class B $ .88
















See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)
 For the years ended October 31,                 1994       1993       1992
                                                          (Note 5)   (Note 5)
Cash flows from operating activities:
Net income                                     $ 33,754   $ 24,609   $ 29,719
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and depletion                   21,758     18,881     18,315
    Minority interest in income                     -0-        -0-        495
    Deferred income taxes                         4,011      1,133      2,511
    Loss (gain) on disposals of properties, plants
      and equipment                                   4        175      (429)
  (Increase) decrease:
    Trade accounts receivable                  (12,900)      (543)    (1,774)
    Inventories                                 (8,244)      5,190    (1,426)
    Prepaid expenses and other                  (1,591)    (1,009)    (1,248)
    Other long term assets                        (848)        554      (189)
  Increase (decrease):
    Accounts payable and accrued liabilities     10,526      2,325      (873)
    Accrued payrolls and employee benefits        1,289        708      (214)
    Accrued taxes - general                         332       (55)       (80)
    Taxes on income                               (735)    (1,318)    (1,469)
    Other long term liabilities                     693    (1,175)      (771)

Net cash provided by operating activities        48,049     49,475     42,567

Cash flows from investing activities:

  Sales (purchases) of investments in
    government securities, net                    2,963      4,959      4,914
  Reduction in loan to partnership                  -0-        -0-      6,000
  Purchase of minority interest                     -0-        -0-    (4,124)
  Purchase of properties, plants and equipment (40,682)   (74,521)   (43,406)
  Proceeds on disposals of properties, plants
    and equipment                                   166        103        659

Net cash used by investing activities          (37,553)   (69,459)   (35,957)

Cash flows from financing activities:

  Proceeds from issuance of long term debt        7,700     28,108        -0-
  Payments on long term debt                    (7,876)      (677)      (146)
  Acquisition of treasury stock                 (1,789)      (952)      (176)
  Dividends paid                                (9,139)    (9,176)    (8,561)

Net cash provided (used) by financing
 activities                                    (11,104)     17,303    (8,883)

Foreign currency translation adjustment           (676)    (1,931)    (3,046)

Net decrease in cash and short term
 investments                                    (1,284)    (4,612)    (5,319)
Cash and short term investments at
 beginning of year                               30,827     35,439     40,758

Cash and short term investments at
 end of year                                   $ 29,543   $ 30,827   $ 35,439


See accompanying Notes to Consolidated Financial Statements

                    GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

       The Consolidated Financial Statements include the accounts of the Company and its subsidiaries.

Revenue Recognition

       Revenue is recognized when goods are shipped.

Income Taxes

       The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which changed the method for calculating deferred income taxes. The Company adopted SFAS No. 109, retroactive to November 1, 1990. Certain prior year amounts in the Company's financial statements have been restated.

Inventories

       Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market. If inventories were stated on the first-in, first-out basis, they would be $49,000,000 greater in 1994 and $42,800,000 greater in 1993. During 1993 the
Company experienced slight LIFO liquidations which were deemed to be immaterial to the Consolidated Financial Statements.

Interest in Partnership

       The 50% interest in Macauley & Company (the partnership), in which the Company is a limited partner, is accounted for on the cost basis since, as a limited partner, the Company cannot participate in the management of the limited partnership.

Properties, Plants and Equipment

       Depreciation on properties, plants and equipment is provided by the straight line method over the estimated useful lives of the assets. Accelerated depreciation methods are used for federal income tax purposes. Expenditures for repairs and maintenance are charged to income as incurred.

       Depletion on timber properties is computed on the basis of cost and the estimated recoverable timber acquired.

       When properties are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and related reserve accounts. Gains or losses are credited or charged to income as applicable.

Earnings Retained for Use in the Business of Canadian Subsidiary Company

       Deferred income taxes have been provided on accumulated earnings that could be considered as not permanently reinvested in the Canadian subsidiary.

       As of October 31, 1994, permanently reinvested earnings are $28,591,000.

Foreign Currency Translation

       In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at year-end and revenues and expenses are translated at the average monthly exchange rates.

       The following were the cumulative translation adjustments which represent the effect of translating assets and liabilities of the Company's foreign operation (Dollars in thousands):

                                              1994         1993
     Balance at beginning of year             $(2,824)     $  (425)

     Effect of balance sheet translation         (854)      (2,399)

     Balance at end of year                   $(3,678)     $(2,824)

The transaction gains and losses included in income are immaterial.

Statement of Cash Flows

       The Company considers highly liquid investments with an original maturity of three months or less to be cash and short term investments.

Operations by Industry Segment

       Information concerning the Company's industry segments is an integral part of these financial statements.

Reclassifications

       Certain prior year amounts have been reclassified to conform to the 1994 presentation.

NOTE 2--INTEREST IN PARTNERSHIP

       The investment in partnership consists of an investment in Macauley & Company (the partnership). As of October 31, 1994 and 1993, the partnership holds Class B Common Stock (1,200,000 shares) of the Company. During 1992, the Company purchased 100% of Virginia Fibre Corporation through an option agreement with the partnership. This purchase was accounted for under the purchase method.

      Virginia Fibre Corporation has existing stock option plans under which additional shares may be issued but with restrictions which ensure that ultimately these shares will be purchased by the Company. If all of these options were fully exercised, and no shares were purchased by the Company, Greif Bros. Corporation would then be the record holder of approximately 90% of the outstanding stock of Virginia Fibre Corporation.

NOTE 3--LONG TERM OBLIGATIONS

       The Company's long term obligations include the following as of October 31 (Dollars in thousands):

                                                   1994         1993
       Current portion of long term obligations   $   249     $    375


       Long term obligations                      $25,702      $25,526
       Capital lease                                2,264        2,489

       Total long term obligations                $27,966      $28,015

       During 1992, a subsidiary of the Company entered into a seven year unsecured revolving loan agreement with a bank for $40 million. The revolving loan agreement was used to finance the purchase of a 325 ton per day recycled paper machine. The interest is an adjustable rate tied, at the Company's discretion, to the lower of the bank's prime rate or the London Interbank Offered Rates (4.81% as of October 31, 1994). There is no penalty for prepayment. As part of this revolving loan agreement, the subsidiary agreed to certain provisions and restrictions including a restriction on its additional indebtedness.

       On November 16, 1994, a different subsidiary of the Company signed a loan commitment letter for an eight year unsecured revolving line of credit with a bank for $17 million. This revolving credit arrangement will be used to finance the construction of a manufacturing plant in Michigan. At the Company's discretion, the interest rate may be tied to either the London Interbank Offered Rates plus 50 basis points or the bank's prime rate less 25 basis points. There is no penalty for prepayment. In exchange, the subsidiary agreed to certain restrictions including a restriction on its additional indebtedness.

       During 1993, the Company entered into a capital lease agreement covering the land, building, and machinery and equipment at one of its plant locations. The amount that is capitalized under this agreement is $2,708,000 and has accumulated depreciation of $227,000 as of October 31, 1994 ($33,000 as of October 31, 1993). In addition to the capital lease, the Company has entered into non-cancelable operating leases for buildings and office space. The future minimum lease payments for the non-cancelable operating leases are $709,000 in 1995, $557,000 in 1996, $429,000 in 1997, $252,000 in 1998,
$72,000 in 1999 and $31,000 thereafter.  Rent expense was $2,553,000 in 1994,
$2,555,000 in 1993 and $2,369,000 in 1992.

       Annual maturities of the long term obligation and capital lease are $392,000 in 1995, $1,992,000 in 1996, $8,391,000 in 1997, $8,388,000 in 1998,
$8,382,000 in 1999 and $1,300,000 thereafter. The amount that represents future executory costs and interest payments for the capital lease is $630,000 as of October 31, 1994 ($785,000 as of October 31, 1993).

       During 1994, the Company paid $1,599,000 of interest ($363,000 in 1993 and $171,000 in 1992) for the long term obligations and capital lease.


NOTE 4--CAPITAL STOCK AND RETAINED EARNINGS

       Class A Common Stock is entitled to cumulative dividends of 2 cents a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting. The Company has acquired 7,119,720 shares of Class A and Class B Common Stock for treasury at a cost of $38,129,296 which was appropriately charged against earnings retained for use in the business. The Company acquired 45,559 of these shares in 1994 for $1,789,009 (24,550 shares in 1993 for $951,812, and
4,500 shares in 1992 for $176,437).

NOTE 5--INCOME TAXES

       Income tax expense is comprised as follows (Dollars in thousands):

                                U.S.                  State and
                               Federal     Foreign      Local        Total
              1994:
                Current        $10,592     $ 1,882      $ 2,166     $14,640
                Deferred         4,767        (196)      (1,353)      3,218

                               $15,359     $ 1,686      $   813     $17,858


              1993:
                Current        $10,290     $ 1,483      $ 2,117     $13,890
                Deferred         1,221        (119)          --       1,102

                               $11,511     $ 1,364      $ 2,117     $14,992

              1992:
                Current        $12,460     $ 1,984      $ 1,999     $16,443
                Deferred         2,512         (53)         --        2,459

                               $14,972     $ 1,931      $ 1,999     $18,902

       Foreign income before income taxes amounted to $4,111,000 in 1994 ($3,208,000 in 1993 and $4,625,000 in 1992).

       During 1994, the Company applied for and expects to receive a Virginia state tax credit. The state of Virginia allows a tax credit equal to 10% of the qualified purchase for the recycled paper machine in the year the equipment is placed in service and for five additional years, subject to certain income and percentage limitations.



       The following is a reconciliation of the U.S. statutory federal income tax rate to the Company's effective tax rate:

                                              1994         1993        1992
       U.S. federal statutory tax rate        35.0%        34.8%        34.0%
       State taxes, net of federal tax
         benefit                               1.0          3.5          2.7
       Limited partnership distribution        -0-          -0-          2.0
       Other                                  (1.4)         (.4)         (.2)

       Effective income tax rate              34.6%        37.9%        38.5%

       The Company adopted SFAS No. 109, retroactive to November 1, 1990, as discussed in Note 1 to the Consolidated Financial Statements. In connection with the adoption of SFAS No. 109, the Company recorded a one time adjustment that resulted in a reduction of the deferred income tax liability and the recording of a deferred tax asset. Certain prior year amounts in the Company's financial statements have been restated. The effect on net income was a reduction of net income of $624,000 or $.05 per share for 1993, a reduction of net income of $654,000 or $.05 per share for 1992 and an addition to net income of $1,679,000 or $.14 per share for 1991.

       Significant components of the Company's deferred tax liabilities and assets are as follows (Dollars in thousands):

                                                      1994           1993
       Current deferred tax assets                   $ 2,804        $ 2,232


       Current deferred tax liabilities              $    32        $    35



       Book basis on acquired assets                 $13,257        $14,920
       Other                                           1,656          1,691

       Long term deferred tax assets                 $14,913        $16,611



       Plant and equipment                           $17,625        $14,864
       Undistributed Canadian net income               1,402          1,402
       Pension costs                                   1,737          1,174
       Other                                           1,109          2,142

       Long term deferred tax liabilities            $21,873        $19,582

     During 1994, the Company paid $10,898,000 in U. S. Federal income taxes ($10,639,000 in 1993 and $13,994,000 in 1992).

NOTE 6--RETIREMENT PLANS

       The Company has non-contributory defined benefit pension plans that cover most of its employees. These plans include plans self-administered by the Company along with Union administered multi-employer plans. The Union plans' benefits are based primarily upon years of service. The self-administered salaried plan benefits are based primarily on years of service and earnings. The Company contributes an amount that is not less than the minimum funding nor more than the maximum tax-deductible amount to these plans. The plans' assets consist of unallocated insurance contracts, equity securities, government obligations, and the allowable amount of the Company's stock (61,876 shares of Class A Common Stock and 38,440 shares of Class B Common Stock at October 31, 1994 and 1993).

       The pension expense for the plans included the following (Dollars in thousands):

                                                 1994         1993         1992
Service cost, benefits earned during the year  $ 1,415      $ 1,427      $ 1,445
Interest cost on projected benefit obligation    2,444        2,167        2,075
Actual return on assets                        (1,844)      (4,244)      (3,019)
Net amortization                               (1,699)          813        (293)

Pension expense                                    316          163          208
Multi-employer and non-U.S. pension expense        341          384          318

         Total pension expense                 $   657      $   547      $   526

       The range of weighted average discount rate and expected long term rate of return on plan assets used in the actuarial valuation were 7.0% - 9.0% for 1994, 1993 and 1992. The rate of compensation increases for salaried employees used in the actuarial valuation range from 4.5% to 6.5% for 1994, 1993 and 1992.

      The following table sets forth the plans' funded status and amounts recognized in the Company's statements (Dollars in thousands):

                                     ASSETS EXCEED        ACCUMULATED BENEFITS
                                  ACCUMULATED BENEFITS        EXCEED ASSETS

                                    1994         1993                1994
Actuarial present value of
  benefit obligations:

  Vested benefit obligation        $22,568      $28,264             $  8,209

  Accumulated benefit obligation   $22,828      $30,289             $  9,440

  Projected benefit obligation     $32,290      $40,740             $  9,440

  Plan assets at fair value        $45,591      $54,163             $  8,552

Plan assets greater than
  (less than) projected bene-
  fit obligation                   $13,301      $13,423              $ (888)

Unrecognized net (gain) loss         1,889        (309)              (1,952)

Prior service cost not yet re-
  cognized in net periodic
  pension cost                         513        1,891                1,940

Adjustment required to recognize
  minimum liability                    --           --               (1,013)

Unrecognized net (asset) obligation
  from transition                 (11,851)     (11,668)                1,025

Prepaid pension cost (liability)  $  3,852     $  3,337              $ (888)

        During 1994, the Company, in accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", recorded the "adjustment required to recognize minimum liability". The amount was offset by a long term asset, of equal amount, recognized in the Consolidated Financial Statements.
                           REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and the
Board of Directors of
Greif Bros. Corporation



        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of earnings retained for use in the business and of cash flows present fairly, in all material respects, the financial position of Greif Bros. Corporation and its subsidiaries at October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        As discussed in Note 5 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes.



Price Waterhouse LLP                                         Columbus, Ohio
                                                          November 30, 1994

QUARTERLY FINANCIAL DATA (Unaudited)

     The quarterly results of operations for fiscal 1994 and 1993 are shown below (Dollars in thousands, except per share amounts).




                                              Quarter ended,
                            Jan. 31,     Apr. 30,      July 31,    Oct. 31,
                              1994         1994          1994        1994
Net sales                   $128,772     $139,916      $147,629     $167,209
Gross profit                  19,593       22,732        26,025       34,510
Net income                     4,564        6,352         8,701       14,137

Net income per share:

              Assuming distributions as actually
              paid out in dividends and the
              balance as in liquidation:
                      Class A   $.29          $.50         $.70        $1.14
                      Class B   $.45          $.54         $.74        $1.18

Market price (Class A Common Stock):
                High         $43-1/2           $43      $39-7/8      $46-1/2
                Low          $37-3/4           $38      $37-1/4          $39




                                              Quarter ended,
                            Jan. 31,     Apr. 30,      July 31,     Oct. 31,
                              1993         1993          1993         1993
Net sales                   $125,062     $133,881      $130,762     $137,060
Gross profit                  20,516       21,837        18,988       24,846
Net income                     5,158        5,800         3,979        9,672

Net income per share:

              Assuming distributions as actually
              paid out in dividends and the
              balance as in liquidation:
                      Class A   $.34         $.46          $.30         $.77
                      Class B   $.50         $.50          $.34         $.81

Market price (Class A Common Stock):
        High                     $39      $39-3/4           $41      $40-7/8
        Low                  $34-1/2      $37-7/8       $38-1/8          $38

        The 1993 amounts have been restated to reflect the adoption of SFAS No. 109 (see Note 5 to the Consolidated Financial Statements). The effect on net income was a reduction of $157 for the quarter ended January 31, 1993, $154 for the quarter ended April 30, 1993, $157 for the quarter ended July 31, 1993 and $156 for the quarter ended October 31, 1993.

        The Class A Common Stock is traded on the Chicago Stock Exchange. There is no active market for the Class B Common Stock.

        As of November 30, 1994, there were 837 shareholders of record of Class A Common Stock and 179 shareholders of Class B Common Stock.

                               SELECTED FINANCIAL DATA

                    (Dollars in thousands, except per share amounts)


                                     YEAR ENDED OCTOBER 31
                 1994          1993         1992          1991         1990
Net sales      $583,526      $526,765     $510,995      $437,379     $438,143

Net income     $ 33,754      $ 24,609     $ 29,719      $ 23,923     $ 22,127

Total assets   $419,074      $381,183     $340,173      $327,693     $296,603

Long term
 obligations   $ 27,966      $ 28,015    $     768     $     916    $     904

Dividends per share of
  common stock:

  Class A         $ .60         $ .60        $ .56         $ .56        $ .56

  Class B         $ .88         $ .88        $ .82         $ .82        $ .82

Net income per share:

         Based on the assumption that earnings were allocated to Class A and Class B Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike:

                  1994          1993         1992          1991         1990

  Class A         $2.63         $1.87        $2.30         $1.82        $1.66

  Class B         $2.91         $2.15        $2.56         $2.08        $1.92


       Due to the special characteristics of the Company's two classes of stock
(see Note 4 to the Consolidated Financial Statements), earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock and in the earnings retained for use in the business.

       Certain prior year amounts have been restated to reflect the adoption of SFAS No. 109 (see Note 5 to the Consolidated Financial Statements).

THE BUSINESS

       The Company principally manufactures shipping containers and containerboard and related products which it sells to customers in many industries primarily in the United States and Canada, through direct sales contact with its customers. There were no significant changes in the business since the beginning of the fiscal year.

       The Company operates 97 locations in 29 states of the United States and in 3 provinces of Canada and as such is subject to federal, state, local and foreign regulations in effect at the various localities.

       Due to the variety of products, the Company has many customers buying different types of the Company's products and due to the scope of the Company's sales, no one customer is considered principal in the total operation of the Company.

       Because the Company supplies a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals, metal products and others and because the Company must make spot deliveries on a day-to-day basis as its product is required by its customers, the Company does not operate on a backlog and maintains only limited levels of finished goods. Many customers place their orders weekly for delivery during the week.

       The Company's business is highly competitive in all respects (price, quality and service), and the Company experiences substantial competition in selling its products. Many of the Company's competitors are larger than the Company.

       While research and development projects are important to the Company's continued growth, the amount expended in any year is not material in relation to the results of operations of the Company.

       The Company's raw materials are principally pulpwood, waste paper for recycling, paper, steel and resins. In the current year, as in prior years, certain of these materials have been in short supply, but to date these shortages have not had a significant effect on the Company's operations.

       The Company's business is not materially dependent upon patents, trademarks, licenses or franchises.

       The business of the Company is not seasonal to any significant extent.

       The approximate number of persons employed during the year was 4,500.

Industry Segments

       The Company operates in two industry segments, shipping containers and materials ("shipping containers") and containerboard and related products ("containerboard").
       Operations in the shipping containers and materials industry segment involve the production and sale of fibre, steel and plastic drums, multiwall bags, cooperage, dunnage, pallets, laminated particle board, wood cut stock and miscellaneous items. These products are manufactured and principally sold throughout the United States and Canada.

       Operations in the containerboard and related products segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated products including corrugated paper and corrugated containers. These products are manufactured and sold in the United States and Canada.

       In computing operating profit for the two industry segments, interest expense, other income and expense, timber property management costs and income taxes have not been added or deducted. These latter amounts, excluding income taxes, comprise general corporate other income and expense, net.

       Each segment's operating assets are those assets used in the manufacture and sale of shipping containers and materials or containerboard and related products. Corporate assets are principally cash, marketable securities, timber properties and other investments.
       The following segment information is presented for the three years ended October 31, 1994, except as to asset information which is as of October 31 (Dollars in thousands):

                                            1994        1993       1992
Net sales:
 Shipping containers                      $353,992    $340,326   $335,012
 Containerboard                            229,534     186,439    175,983

           Total                          $583,526    $526,765   $510,995

Operating profit:
 Shipping containers                      $  9,573    $  6,709   $ 16,292
 Containerboard                             30,306      18,354     18,194

           Total segment                    39,879      25,063     34,486
 General corporate other
  income and expenses, net                  11,733      14,538     14,135

 Income before income taxes                 51,612      39,601     48,621
 Income taxes                               17,858      14,992     18,902

           Net income                     $ 33,754    $ 24,609   $ 29,719

Identifiable assets:
 Shipping containers                      $179,794    $170,783   $174,007
 Containerboard                            178,053     146,550     93,225

           Total segment                   357,847     317,333    267,232
 Corporate assets                           61,227      63,850     72,941

           Total                          $419,074    $381,183   $340,173

Depreciation expense:
 Shipping containers                      $ 13,271    $ 13,697   $ 13,862
 Containerboard                              8,388       5,097      4,385

           Total segment                    21,659      18,794     18,247
 Corporate assets                               58          51         45

           Total                          $ 21,717    $ 18,845   $ 18,292

Property additions:
 Shipping containers                      $ 16,226    $ 15,503   $ 15,481
 Containerboard                             19,313      53,251     22,722

           Total segment                    35,539      68,754     38,203
 Corporate assets                            5,143       5,767      5,203

           Total                          $ 40,682    $ 74,521   $ 43,406

           Certain prior year amounts have been restated to reflect the adoption of SFAS No. 109 (see Note 5 to the Consolidated Financial Statements).

                        MANAGEMENT'S DISCUSSION AND ANALYSIS

                                   Ratio Analysis



            Presented below are certain comparative data illustrative of the following discussion of the Company's financial condition, etc. (Dollars in thousands):
                    1994             1993             1992             1991
Capital
 expenditures      $40,682          $74,521          $43,406          $25,025

Net sales         $583,526         $526,765         $510,995         $437,379

Net income         $33,754          $24,609          $29,719          $23,923

Cash flow from
  operations       $48,049          $49,475          $42,567          $32,588

Increase (decrease)
 in working capital $7,202        $(15,105)         $(2,991)          $23,077

Current ratio        4.4:1            5.4:1            6.1:1            5.8:1

Other income       $10,717          $11,695          $11,723          $14,801











        Certain prior year amounts have been restated to reflect the adoption of SFAS No. 109 (see Note 5 to the Consolidated Financial Statements).

Liquidity & Capital Resources

           As indicated in the Consolidated Balance Sheet, elsewhere in this Report and in the ratios set forth immediately above, the Company is dedicated to maintaining a strong financial position. The Company's financial strength is important to continue to achieve the following goals:

           (a) To protect the assets of the Company and the intrinsic value of share- holders' equity in periods of adverse economic conditions; and to respond to any large and presently unanticipated cash demands that might result from future drastic events.

           (b) To replace and improve plant and equipment. When plant and production machinery must be replaced either because of wear or to obtain the cost-reducing potential of technological improvement required to remain a low cost producer in the highly competitive environment in which the Company operates, the costs of new plant and machinery are often much higher, sometimes significantly higher, than the historical costs of the items being replaced.

           Self-financing and low interest rate borrowing have been the primary source for such capital expenditures. The Company will attempt to finance future capital expenditures in a like manner. While there is no commitment to continue such a practice, at least one new manufacturing plant or major additions to existing plants have been undertaken in each of the last three years.

           (c) To continue to pay competitive and sound remuneration, including the ever-increasing costs of employee benefits, to Company employees who produce the results for the Company's shareholders.

           (d) To be able to benefit from new developments, new products and new opportunities in order to achieve the best results for our shareholders.

           Management believes that the present financial strength of the Company will be sufficient to achieve the foregoing goals.

           In spite of such necessary financial strength, the Company's shipping containers business, where packages manufactured by Greif Bros. Corporation are purchased by other manufacturers and suppliers, is wholly subject to the general economic conditions and the business success of the Company's customers.

           Similarly, the Company's containerboard and related products business is also subject to the general economic conditions and the effect of the operating rates of the containerboard industry, including pricing pressures from its competition.

              The historical financial strength generated by these segments has enabled them to remain independently liquid during adverse economic conditions.


Results of Operations

           As explained above, the Company is subject to the general economic conditions of its customers.

           In our 1993 Report to Shareholders, it was noted that the Company's results were adversely affected by the following:

           (a) The Company has experienced severe price pressures on its products.

           (b) The cost of the Company's raw materials continue to increase.

           While these items still exist, the Company's continued efforts to reduce operating costs by cost control measures, manufacturing innovations and capital expenditures resulted in an improvement in the profit margin for 1994.

           The Company, during 1994, invested approximately $40,682,000 in capital additions. During the last three years, the Company has invested $158,609,000. As noted in our 1993 Report to Shareholders, the Company during 1993 undertook a major addition at one of its subsidiaries. This project was completed in December, 1993 and resulted in additional capacity for 1994. In addition, another subsidiary of the Company is planning to build a new manufacturing plant during 1995. These investments are an indication of the Company's commitment to be the quality, low cost producer and the desirable long term supplier to all of our customers.

           The Company remains confident that with the financial strength that it has built over its 117 year existence, it will be able to adequately compete in highly competitive markets.

Net Sales

           Net sales to customers, compared with the previous year, increased 10.8% in 1994. The 1994 sales established a record for net sales. The increase in sales in 1994 was primarily the result of the addition of a 325 ton per day recycled paper machine at a subsidiary of the Company coupled with shortages in containerboard and related products which resulted in increased selling prices. Other capital expenditures from previous years also attributed to this increase.

           The increase in sales in 1993 of 3.1% was the result of capital additions expended in previous years offset by reduced selling prices on some of the Company's products.

           The increase in sales in 1992 of 16.8% was primarily the result of an increase in sales in the containerboard and related products segment. This was the result of a full year of consolidation of Virginia Fibre Corporation along with an increase in sales in the entities that make up that segment.

Other Income

           The 1994 other income, compared with the previous year, decreased due to less timber sales.

           The 1993 other income was adversely affected by the reduced rates available on the Company's investable funds. The Company's investable funds were also reduced due to the significant capital additions during the year. This reduction in other income was offset to a degree by the large amount of timber sales in 1993. These sales were the result of the harvest of mature timber in certain areas.

           Also, the Company received a $5,104,640 dividend from an investment in 1991. No such dividend was received in 1994, 1993 or 1992.


Income Before Income Taxes

           The 1994 increase in income before taxes was the result of the sales increase and increase in gross margin. This increase was slightly offset by a reduction in timber sales and an increase in interest expense that resulted from the Company's long term obligations.

           The 1993 decrease in income before taxes was the result of competitive price pressures of the Company's products, coupled with increases in certain of its raw materials.

           The 1992 increase in income before income taxes was the result of the sales increase and increase in gross margin.




* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *



           Greif Bros. Corporation will furnish to any shareholder of record, upon written request, without charge, a copy of its most recently filed Form 10-Q and/or Form 10-K, as filed with the Securities and Exchange Commission. Written requests should be directed to Secretary, Greif Bros. Corporation, 621 Pennsylvania Avenue, Delaware, Ohio 43015.