Form 10-K, Exhibit 13
period 1995-10-31
GREIF BROTHERS CORP
filed 1996-01-10
CIK 43920

                                                      EXHIBIT 13

            GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES

                    CONSOLIDATED STATEMENTS OF INCOME

            (Dollars in thousands, except per share amounts)
        For the years ended October 31,      1995       1994        1993


Net sales                                  $719,345   $583,526    $526,765
Other income:
 Interest and other                           5,822      6,113       6,077
 Gain on timber sales                         8,067      4,604       5,618

                                            733,234    594,243     538,460

Costs and expenses (including depreciation of
   $22,944 in 1995, $21,717 in 1994 and
   $18,845 in 1993):
 Cost of products sold                      561,118    480,666     440,578
 Selling, general and administrative         73,733     60,518      58,078
 Interest                                       472      1,447         203

                                            635,323    542,631     498,859

Income before income taxes                   97,911     51,612      39,601
Taxes on income                              37,778     17,858      14,992

Net income                                 $ 60,133   $ 33,754    $ 24,609

Net income per share (based on the average number of shares outstanding during the year, adjusted for two-for-one stock split):

   Based on the assumption that earnings were allocated to Class A and Class B Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike:

                                        1995       1994      1993
               Class A Common Stock    $2.39      $1.32     $ .94
               Class B Common Stock    $2.58      $1.46     $1.08

   Due to the special characteristics of the Company's two classes of stock (see Note 4), earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock and in the retained earnings.

[FN]
See accompanying Notes to Consolidated Financial Statements

            GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES

                       CONSOLIDATED BALANCE SHEETS

                         (Dollars in thousands)

     ASSETS
                 October 31,                    1995          1994

CURRENT ASSETS
    Cash and cash equivalents                 $ 31,612      $ 29,543
    U.S. and Canadian government securities     18,981        23,970
    Trade accounts receivable -- less allowance
     of $789 for doubtful items ($989 in 1994)  76,950        69,501
    Inventories, at the lower of cost (prin-
     cipally last-in, first-out) or market      53,876        50,944
    Prepaid expenses and other                  16,482        14,384

                   Total current assets        197,901       188,342


LONG TERM ASSETS
    Cash surrender value of life insurance       2,838         2,618
    Interest in partnership                      1,091         1,091
    Other long term assets                       6,977         5,853

                                                10,906         9,562


PROPERTIES, PLANTS AND EQUIPMENT -- at cost
    Timber properties -- less depletion          4,518         3,639
    Land                                        11,014        10,521
    Buildings                                  104,892        99,936
    Machinery, equipment, etc.                 319,785       291,426
    Construction in progress                    42,102        18,136
    Less accumulated depreciation             (223,456)     (202,488)

                                               258,855       221,170

                                              $467,662      $419,074










See accompanying Notes to Consolidated Financial Statements

          GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED BALANCE SHEETS
                       (Dollars in thousands)

    LIABILITIES AND SHAREHOLDERS' EQUITY
               October 31,                      1995          1994
CURRENT LIABILITIES
    Accounts payable                          $ 35,935      $ 32,948
    Current portion of long term obligations       264           249
    Accrued payrolls and employee benefits      10,882         7,082
    Accrued taxes -- general                     1,954         1,952
    Taxes on income  0                             126           713

                Total current liabilities       49,161        42,944

LONG TERM OBLIGATIONS (interest rates from
    4.81% - 8.00%; payable to 2002)             14,101        27,966

OTHER LONG TERM LIABILITIES                     18,305        14,265

DEFERRED INCOME TAXES                           13,562         6,960

                Total long term liabilities     45,968        49,191

SHAREHOLDERS' EQUITY
    Capital stock, without par value             9,034         9,034
     Class A Common Stock:
       Authorized 32,000,000 shares;
         issued 21,140,960 shares;
         outstanding 10,873,172 shares
     Class B Common Stock:
       Authorized and issued 17,280,000 shares;
         outstanding 13,201,793 shares
         (13,308,348 in 1994)

    Treasury stock, at cost                    (40,776)      (38,129)
     Class A Common Stock: 10,267,788 shares
     Class B Common Stock: 4,078,207 shares
          (3,971,652 in 1994)

    Retained earnings                          407,665       359,712

    Cumulative translation adjustment           (3,390)       (3,678)

                                               372,533       326,939

                                              $467,662      $419,074



See accompanying Notes to Consolidated Financial Statements

            GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Dollars in thousands)
   For the years ended October 31,         1995        1994         1993

Cash flows from operating activities:
  Net income                             $60,133     $33,754      $24,609
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and depletion           23,002      21,758       18,881
     Deferred income taxes                 6,597       4,011        1,133
     (Gain) loss on disposals of properties,
       plants and equipment                 (331)          4          175
   (Increase) decrease:
     Trade accounts receivable            (7,449)    (12,900)        (543)
     Inventories                          (2,932)     (8,244)
5,190
     Prepaid expenses and other           (2,098)     (1,591)      (1,009)
     Other long term assets               (1,344)       (848)         554
   Increase (decrease):
     Accounts payable                      2,987      10,526        2,325
     Accrued payrolls and employee
      benefits                             3,800       1,289          708
     Accrued taxes -- general                  2         332          (55)
     Taxes on income                        (587)       (735)      (1,318)
     Other long term liabilities           4,040         693       (1,175)
  Net cash provided by operating
   activities                             85,820      48,049       49,475

Cash flows from investing activities:
   Sales of investments in government
    securities                             9,211      22,177       26,512
   Purchases of investments in government
     securities                           (4,223)    (19,214)     (21,553)
   Purchase of properties, plants and
    equipment                            (61,066)    (40,682)     (74,521)
   Proceeds on disposals of properties, plants
     and equipment                           745         166          103
  Net cash used by investing activities  (55,333)    (37,553)     (69,459)

Cash flows from financing activities:
   Proceeds from issuance of long term
    debt                                  12,000       7,700       28,108
   Payments on long term debt            (25,849)     (7,876)        (677)
   Acquisition of treasury stock          (2,647)     (1,789)        (952)
   Dividends paid                        (12,180)     (9,139)      (9,176)
  Net cash (used) provided by financing
   activities                            (28,676)    (11,104)      17,303

Foreign currency translation adjustment      258        (676)      (1,931)

Net increase (decrease) in cash and
 cash equivalents                          2,069      (1,284)      (4,612)
Cash and cash equivalents at beginning
 of year                                  29,543      30,827       35,439

Cash and cash equivalents at end of year $31,612     $29,543      $30,827

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

         (Dollars and shares in thousands, except per share amounts)

                                                              Trans-
                                                              lation   Share-
                    Capital Stock  Treasury Stock   Retained  Adjust-  holders'
                    Shares Amount  Shares  Amount   Earnings  ment     Equity
Balance at
 November 1, 1992   24,322 $9,034  14,099 $(35,388) $319,664  $ (425)  $292,885
 Net income                                           24,609             24,609
 Dividends paid (Note):
   Class A - $.30                                     (3,262)            (3,262)
   Class B - $.44                                     (5,914)            (5,914)
 Treasury shares
  acquired             (49)            49      (952)                       (952)
 Translation loss                                             (2,399)    (2,399)

Balance at
 October 31, 1993   24,273  9,034  14,148   (36,340)  335,097 (2,824)   304,967
 Net income                                            33,754            33,754
 Dividends paid (Note):
   Class A - $.30                                      (3,262)           (3,262)
   Class B - $.44                                      (5,877)           (5,877)
 Treasury shares
  acquired            (91)              91   (1,789)                     (1,789)
 Translation loss                                               (854)      (854)

Balance at
 October 31, 1994   24,182  9,034   14,239  (38,129)  359,712 (3,678)   326,939
 Net income                                            60,133            60,133
 Dividends paid (Note):
   Class A - $.40                                      (4,349)           (4,349)
   Class B - $.59                                      (7,831)           (7,831)
 Treasury shares
  acquired           (107)             107   (2,647)                     (2,647)
 Translation gain                                                288        288

Balance at
 October 31, 1995  24,075  $9,034   14,346 $(40,776) $407,665$(3,390)  $372,533




NOTE:Dividends paid during the calendar years 1995, 1994 and 1993, relating to the results of operations for the fiscal years ended October 31, 1995, 1994 and 1993, were as follows:

     1995 calendar year dividends per share - Class A $.40;Class B $.59
     1994 calendar year dividends per share - Class A $.34;Class B $.50
     1993 calendar year dividends per share - Class A $.30;Class B $.44





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

Income Taxes

    Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". In accordance with this statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as measured by tax rates currently in effect.

Cash and Cash Equivalents

    The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Included in these amounts are repurchase agreements and certificates of deposit of $6,800,000 and $11,700,000, respectively, in 1995 ($7,500,000 and $9,400,000, respectively, in 1994).

U.S. and Canadian Government Securities

    There are no U.S. marketable securities at October 31, 1995.

    The Canadian government securities are classified as available-for-sale and, as such, are reported at their fair value which approximates amortized cost. These securities have maturities to 2001.

    During 1995, the Company received $3,600,000 in proceeds from the sale of available-for-sale securities. The realized gains and losses included in income are immaterial.

Inventories

    Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market. If inventories were stated on the first-in, first-out basis, they would be $57,600,000 greater in

1995, $49,000,000 greater in 1994 and $42,800,000 greater in 1993.  During
1995 and 1993 the Company experienced slight LIFO liquidations which were deemed to be immaterial to the Consolidated Financial Statements.

Interest in Partnership

    The 50% interest in Macauley & Company, in which the Company is a limited partner, is accounted for on the cost basis since, as a limited partner, the Company cannot participate in the management of the limited partnership.

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

    The cumulative translation adjustments which represent the effect of translating assets and liabilities of the Company's foreign operation are presented in the Consolidated Statements of Changes in Shareholders' Equity. The transaction gains and losses included in income are immaterial.

Operations by Industry Segment

    Information concerning the Company's industry segments, presented on pages 43-45, is an integral part of these financial statements.

Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1995 presentation.

NOTE 2--INTEREST IN PARTNERSHIP

    Effective November 6, 1995, Macauley & Company (the Partnership) was liquidated. Prior to the liquidation, the Partnership held Class B Common Stock (2,400,000 shares) of the Company. Upon liquidation, the Company received 1,200,000 shares of the Class B Common Stock. The Company will record the liquidation by crediting interest in partnership and charging an equal amount to treasury stock.

NOTE 3--LONG TERM OBLIGATIONS

    The Company's long term obligations include the following
as of October 31 (Dollars in thousands):
                                                1995               1994
    Current portion of long term obligations  $   264            $   249

    Long term obligations                     $12,076            $25,702
    Capital lease                               2,025              2,264

    Total long term obligations               $14,101            $27,966

    During 1992, a subsidiary of the Company entered into an unsecured revolving loan agreement, as amended in 1995, with a bank for $25 million of financing through 1996. On October 31, 1995, there were no outstanding long term obligations. The interest is an adjustable rate tied to the London Interbank Offered Rates. There is no penalty for prepayment. As part of this revolving loan agreement, the subsidiary agreed to certain provisions and restrictions including a restriction on its additional indebtedness.

    On November 16, 1994, a different subsidiary of the Company signed a loan commitment letter for an eight year unsecured revolving line of credit with a bank for $17 million. On October 31, 1995, the amount in long term obligations was $12 million. This revolving credit arrangement was used to finance the construction of a manufacturing plant in Michigan which was completed in November 1995. At the Company's discretion, the interest rate may be tied to either the London Interbank Offered Rates plus 50 basis points or the bank's prime rate less 25 basis points. There is no penalty for prepayment. As part of the revolving credit arrangement, the subsidiary agreed to certain restrictions including a restriction on its additional indebtedness.

    During 1993, the Company entered into a capital lease agreement covering the land, building and machinery and equipment at one of its plant locations. The amount that is capitalized under this agreement is $2,708,000 and has accumulated depreciation of $416,000 as of October 31, 1995 ($227,000 as of October 31, 1994). In addition to the capital lease, the Company has entered into non-cancelable operating leases for buildings and office space. The future minimum lease payments for the non-cancelable operating leases are $556,000 in 1996, $418,000 in 1997, $318,000 in 1998, $178,000 in 1999, $64,000 in 2000 and
$116,000 thereafter. Rent expense was $3,246,000 in 1995, $2,553,000 in 1994 and $2,555,000 in 1993.

    Annual maturities of the long term obligations and capital lease are $392,000 in 1996, $391,000 in 1997, $388,000 in 1998,
$2,675,000 in 1999, $3,731,000 in 2000 and $7,276,000 thereafter.
The amount that represents future executory costs and interest payments for the capital lease is $488,000 as of October 31, 1995 ($630,000 as of October 31, 1994).

    During 1995, the Company paid $1,359,000 of interest
($1,599,000 in 1994 and $363,000 in 1993) for the long term
obligations and capital lease. Interest of $780,000 in 1995, $211,000 in 1994 and $272,000 in 1993 was capitalized.

NOTE 4--CAPITAL STOCK

    In March 1995, authorized Class A Common Stock was increased from 16,000,000 shares to 32,000,000 shares and Class B Common
Stock from 8,640,000 shares to 17,280,000 shares. At the same time, all issued shares were split two-for-one.

    Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the shareholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

NOTE 5--STOCK OPTIONS

    During 1995, the Company adopted an Incentive Stock Option
Plan (the Plan) which provides the granting of incentive stock options to key employees and non-statutory options for non-employees. The aggregate number of the Company's Class A Common
Stock which options may be granted shall not exceed 1,000,000 shares. Under the terms of the Plan, options are granted at exercise prices equal to the market value on the date the options are granted and become exercisable after two years from the date of grant. Options expire ten years after date of grant.

    In 1995, 155,000 and 44,500 incentive stock options have been granted with option prices of $26.19 per share and $22.94 per share, respectively. In addition, 10,000 non-statutory options have been granted with option prices of $23.75 per share.

    Virginia Fibre Corporation has existing stock option plans under which additional shares may be issued but with restrictions which ensure that, ultimately, these shares will be purchased by the Company. If all of these options were fully exercised, and no shares were purchased by the Company, Greif Bros. Corporation would then be the record holder of approximately 90% of the outstanding stock of Virginia Fibre Corporation.

NOTE 6--INCOME TAXES

    Income tax expense is comprised as follows (Dollars in
thousands):
                     U.S.               State and
                     Federal  Foreign     Local       Total
         1995:
           Current   $27,053  $ 1,616   $ 3,567     $32,236
           Deferred    3,655      258     1,629       5,542

                     $30,708  $ 1,874   $ 5,196     $37,778

         1994:
           Current   $10,592  $ 1,882   $ 2,166     $14,640
           Deferred    4,767     (196)   (1,353)      3,218

                     $15,359  $ 1,686   $   813     $17,858


         1993:
           Current   $10,290  $ 1,483   $ 2,117     $13,890
           Deferred    1,221     (119)       --       1,102

                     $11,511  $ 1,364   $ 2,117     $14,992

    Foreign income before income taxes amounted to $4,452,000 in 1995 ($4,111,000 in 1994 and $3,208,000 in 1993).

    During 1994, the Company was awarded a Virginia state tax credit. The state of Virginia allows a tax credit equal to 10% of the qualified purchase for the recycled paper machine in the year the equipment was placed in service and for five additional years, subject to certain income and percentage limitations.

    The following is a reconciliation of the U.S. statutory
federal income tax rate to the Company's effective tax rate:
                                        1995               1994           1993
    U.S. federal statutory tax rate     35.0%              35.0%          34.8%
    State taxes, net of federal tax
      benefit                            3.9%               1.0%           3.5%
    Other                                (.3%)             (1.4%)          (.4%)


    Effective income tax rate           38.6%              34.6%          37.9%

    Significant components of the Company's deferred tax assets and liabilities are as follows (Dollars in thousands):
                                               1995       1994
    Current deferred tax assets               $ 4,244    $ 2,804

    Current deferred tax liabilities          $    36    $    32

    Book basis on acquired assets             $12,264    $13,257
    Other                                       3,791      1,656

    Long term deferred tax assets             $16,055    $14,913


    Plants and equipment                      $25,823    $17,625
    Undistributed Canadian net income           1,402      1,402
    Pension costs                               1,733      1,737
    Other                                         659      1,109

    Long term deferred tax liabilities        $29,617    $21,873

    Deferred income taxes have been provided on accumulated earnings that could be considered as not permanently reinvested in the Canadian subsidiary. As of October 31, 1995, permanently reinvested earnings are $17,150,000. If deferred taxes were provided on permanently reinvested earnings, the amount would approximate $1 million.

    During 1995, the Company paid $27,680,000 in U. S. Federal income taxes
($10,898,000 in 1994 and $10,639,000 in 1993).

NOTE 7--RETIREMENT PLANS

    The Company has non-contributory defined benefit pension plans that cover most of its employees. These plans include plans self-administered by the Company along with Union administered multi-employer plans. The self-administered hourly and Union plans' benefits are based primarily upon years of service. The self-administered salaried plan's benefits are based primarily on years of service and earnings. The Company contributes an amount that is not less than the minimum funding nor more than the maximum tax-deductible amount to these plans. The plans' assets consist of unallocated insurance contracts, equity securities, government obligations and the allowable amount of the Company's stock (123,752 shares of Class A Common Stock and 77,755 shares of Class B Common Stock at October 31, 1995 and 1994).

    The pension expense for the plans included the following
(Dollars in thousands):
                                      1995      1994     1993
  Service cost, benefits
   earned during the year          $ 2,365   $ 1,415   $ 1,427
  Interest cost on projected
   benefit obligation                3,839     2,444     2,167
  Actual return on assets           (2,464)   (1,844)   (4,244)
  Net amortization                  (1,919)   (1,699)      813

                                     1,821       316       163
  Multi-employer and non-U.S.
   pension expense                     790       341       384


  Total pension expense            $ 2,611   $   657   $   547

    The range of weighted average discount rate and expected long term rate of return on plan assets used in the actuarial valuation was 7.0% - 9.0% for 1995, 1994 and 1993. The rate of compensation increases for salaried employees used in the actuarial valuation range from 4.0% - 6.5% for 1995, 1994 and 1993.

    The following table sets forth the plans' funded status and amounts recognized in the Consolidated Financial Statements (Dollars
in thousands):
                               ASSETS EXCEED         ACCUMULATED BENEFITS
                            ACCUMULATED BENEFITS        EXCEED ASSETS


                              1995      1994           1995      1994
Actuarial present value of
  benefit obligations:

  Vested benefit obligation $30,816   $22,568        $ 8,389   $ 8,209

  Accumulated benefit
   obligation               $31,122   $22,828        $10,152   $ 9,440

  Projected benefit
   obligation               $45,027   $32,290        $10,152   $ 9,440

  Plan assets at fair value $48,399   $45,591        $ 9,290   $ 8,552

Plan assets greater than
  (less than) projected bene-
  fit obligation            $ 3,372   $13,301        $  (862)  $  (888)

Unrecognized net (gain)
 loss                        (7,806)    1,889            897    (1,952)

Prior service cost not yet re-
  cognized in net periodic
  pension cost                7,077       513          1,880     1,940

Adjustment required to recognize
  minimum liability             --        --            (938)   (1,013)

Unrecognized net obligation (asset)
  from transition             1,056   (11,851)        (1,839)    1,025


Prepaid pension cost
 (liability)                $ 3,699   $ 3,852        $  (862)  $  (888)


    During 1995 and 1994, the Company, in accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", recorded the "adjustment required to recognize minimum liability". The amount was offset by a long term asset, of an equal amount, recognized in the Consolidated Financial Statements.

              REPORT OF MANAGEMENT'S RESPONSIBILITIES



To the Shareholders of
Greif Bros. Corporation



    The Company's management is responsible for the financial and operating information included in this Annual Report to Shareholders, including the Consolidated Financial Statements of Greif Bros. Corporation and its subsidiaries. These statements were prepared in accordance with generally accepted accounting principles and, as such, include certain estimates and judgements made by management.

    The system of internal accounting control, which is designed to provide reasonable assurance as to the integrity and reliability of financial reporting, is established and maintained by the Company's management. This system is continuously reviewed by the internal auditor of the Company. In addition, Price Waterhouse LLP, an independent accounting firm, audits the financial statements of Greif Bros. Corporation and its subsidiaries and issues reports to management concerning the internal controls of the Company. The Audit Committee of the Board of Directors meets periodically with the internal auditor and the independent accountants to discuss the internal control structure and the results of their audits.



Michael J. Gasser                       John K. Dieker
Chairman and Chief Executive Officer    Controller

                 REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and the
Board of Directors of
Greif Bros. Corporation



    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Greif Bros. Corporation and its subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





Price Waterhouse LLP                  Columbus, Ohio
                                      December 1, 1995

QUARTERLY FINANCIAL DATA (Unaudited)

 The quarterly results of operations for fiscal 1995 and 1994 are shown below (Dollars in thousands, except per share amounts).
                                                Quarter ended,
                                    Jan. 31,  Apr. 30,  July 31,  Oct. 31,
                                      1995      1995      1995      1995
Net sales                           $170,058  $184,869  $184,159  $180,259
Gross profit                          37,400    37,969    46,148    36,710
Net income                            15,378    14,881    17,588    12,286

Net income per share:

 Assuming distributions as actually
 paid out in dividends and the
 balance as in liquidation:
      Class A Common Stock          $.58      $.60      $.71      $.50
      Class B Common Stock          $.68      $.63      $.74      $.53

Market price (Class A Common Stock):
     High                           $27-1/2   $28-7/8   $27-3/8   $25-1/2
     Low                            $21-3/16  $25       $22-1/4   $21-1/4


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

Net income per share:

 Assuming distributions as actually
 paid out in dividends and the
 balance as in liquidation:
      Class A Common Stock          $.15      $.25      $.35      $.57
      Class B Common Stock          $.23      $.27      $.37      $.59

Market price (Class A Common Stock):
     High                           $21-3/4   $21-1/2   $19-15/16 $23-1/4
     Low                            $18-7/8   $19       $18-5/8   $19-1/2


   The prior year per share amounts have been adjusted to reflect the two-for-one stock split (see Note 4 to the Consolidated Financial
Statements).

   The Class A Common Stock is traded on the Chicago Stock Exchange. There is no active market for the Class B Common Stock.

   As of November 30, 1995, there were 812 shareholders of record of Class A Common Stock and 199 shareholders of Class B Common Stock.

                         SELECTED FINANCIAL DATA

            (Dollars in thousands, except per share amounts)

                                                  YEAR ENDED OCTOBER 31


                               1995      1994      1993      1992      1991
Net sales                    $719,345  $583,526  $526,765  $510,995  $437,379

Net income                   $ 60,133  $ 33,754  $ 24,609  $ 29,719  $ 23,923

Total assets                 $467,662  $419,074  $381,183  $340,173  $327,693

Long term obligations        $ 14,101  $ 27,966  $ 28,015  $    768 $     916


Dividends per share of
  common stock:

Class A Common Stock         $ .40     $ .30     $ .30     $ .28     $ .28

Class B Common Stock         $ .59     $ .44     $ .44     $ .41     $ .41


Net income per share:

         Based on the assumption that earnings were allocated to Class A and Class B Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike:

                              1995      1994      1993      1992      1991

Class A Common Stock         $2.39      $1.32     $ .94     $1.15     $ .91

Class B Common Stock         $2.58      $1.46     $1.08     $1.28     $1.04




       Due to the special characteristics of the Company's two classes of stock (see Note 4 to the Consolidated Financial
Statements), earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock and in the retained earnings.

       The prior year per share amounts have been adjusted to reflect the two-for-one stock split (see Note 4 to the Consolidated
Financial Statements).

THE BUSINESS

    The Company principally manufactures shipping containers and containerboard and related products which it sells to customers in many industries primarily in the United States and Canada, through direct sales contact with its customers. There were no significant changes in the business since the beginning of the fiscal year.

    The Company operates 95 locations in 29 states of the United
States and in 3 provinces of Canada and as such is subject to federal, state, local and foreign regulations in effect at the various localities.

    Due to the variety of products, the Company has many customers buying different types of the Company's products and, due to the scope of the Company's sales, no one customer is considered principal in the total operation of the Company.

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

    The Company's business is highly competitive in all respects
(price, quality and service) and the Company experiences substantial competition in selling its products. Many of the Company's competitors are larger than the Company.

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

Industry Segments

    The Company operates in two industry segments, shipping containers and materials (shipping containers) and containerboard and related products (containerboard).

    Operations in the shipping containers segment involve the production and sale of fibre, steel and plastic drums, multiwall bags, cooperage, dunnage, pallets, laminated particle board, wood cut stock and miscellaneous items. These products are manufactured and principally sold throughout the United States and Canada.

    Operations in the containerboard segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated products including corrugated sheets and corrugated containers. These products are manufactured and sold in the United States and Canada.

    In computing operating profit for the two industry segments, interest expense, other income and expense, timber property management costs and income taxes have not been added or deducted. These latter amounts, excluding income taxes, comprise general corporate other income and expense, net.

    Each segment's operating assets are those assets used in the manufacture and sale of shipping containers or containerboard.
Corporate assets are principally cash, marketable securities, timber properties and other investments.

    The following segment information is presented for the three years ended October 31, 1995, except as to asset information which is as of October 31 (Dollars in thousands):
                                    1995            1994             1993
Net sales:
 Shipping containers              $392,505        $353,992         $340,326
 Containerboard                    326,840         229,534          186,439

                        Total     $719,345        $583,526         $526,765

Operating profit:
 Shipping containers              $  9,059        $  9,573         $  6,709
 Containerboard                     80,476          30,306           18,354

                Total segment       89,535          39,879           25,063
 General corporate other
  income and expense, net            8,376          11,733           14,538

 Income before income taxes         97,911          51,612           39,601
 Income taxes                       37,778          17,858           14,992

                   Net income     $ 60,133        $ 33,754         $ 24,609

Identifiable assets:
 Shipping containers              $190,982        $179,794         $170,783
 Containerboard                    220,213         178,053          146,550

                Total segment      411,195         357,847          317,333
 Corporate assets                   56,467          61,227           63,850


                        Total     $467,662        $419,074         $381,183

Depreciation expense:
 Shipping containers              $ 13,114        $ 13,271         $ 13,697
 Containerboard                      9,765           8,388            5,097


                Total segment       22,879          21,659           18,794
 Corporate assets                       65              58               51


                        Total     $ 22,944        $ 21,717         $ 18,845

Property additions:
 Shipping containers              $ 12,540        $ 16,226         $ 15,503
 Containerboard                     47,593          24,065           58,453

                Total segment       60,133          40,291           73,956
 Corporate assets                      933             391              565

                        Total     $ 61,066        $ 40,682         $ 74,521

              MANAGEMENT'S DISCUSSION AND ANALYSIS


                         FINANCIAL DATA

 Presented below are certain comparative data illustrative of the following discussion of the Company's results of operations, financial condition and changes in financial condition (Dollars
in thousands):
                         1995        1994         1993      1992
Net sales:
 Shipping containers     $392,505    $353,992     $340,326  $335,012
 Containerboard           326,840     229,534      186,439   175,983
   Total                 $719,345    $583,526     $526,765  $510,995

Operating profit:
 Shipping containers     $  9,059    $  9,573     $  6,709  $ 16,292
 Containerboard            80,476      30,306       18,354    18,194
   Total                 $ 89,535    $ 39,879     $ 25,063  $ 34,486
Net Income               $ 60,133    $ 33,754     $ 24,609  $ 29,719
Current ratio               4.0:1       4.4:1        5.4:1     6.1:1
Cash flow from
 operations              $ 85,820    $ 48,049     $ 49,475  $ 42,567
Increase (decrease)
 in working capital      $  3,342    $  7,202     $(15,105) $ (2,991)
Capital expenditures     $ 61,066    $ 40,682     $ 74,521  $ 43,406

                     RESULTS OF OPERATIONS

    The 1995 results of operations established a record for net sales and net income of the Company. Net sales to customers, compared with the previous year, increased $136 million or 23% in 1995. Net income increased $26 million or 78% over last year.

    Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. As explained below, the Company is subject to the general economic conditions of its customers and the industry in which it is included.

    The Company remains confident that, with the financial strength that it has built over its 118 year existence, it will be able to adequately compete in highly competitive markets.

Net Sales

    The containerboard segment had an increase in net sales of $97 million in 1995, which is the due primarily to higher sales prices. The increase in sales prices resulted from shortages in the containerboard and related products industry. In addition, there was a less significant increase in unit sales of the segment because of the inclusion of an entire year of sales in 1995 for the 325 ton per day recycled paper machine at a subsidiary of the Company which was completed in December 1993.

    The shipping containers segment had an increase in sales of $38 million in 1995, resulting from more volume because of capital expenditures made in the current and prior years. In addition, there were some sales price increases that were made because of the increase in the cost of the Company's raw materials.

    The increase in sales in 1994 of 10.8% was primarily the result of the addition of the recycled paper machine, discussed above, coupled with shortages in containerboard and related products that resulted in increased selling prices. Other capital expenditures made in 1994 and previous years also contributed to this increase.

    The increase in sales in 1993 of 3.1% was the result of capital additions expended in 1993 and previous years offset by reduced selling prices on some of the Company's products. The price decreases resulted from competitive price pressures.


Operating Profit

    The overall increase in operating profit since the prior year is due to higher net sales, as discussed above, and a better gross profit margin of 22.0% of net sales in 1995 compared to 17.6% of net sales in 1994. This improvement in the gross profit margin is due to a higher percent of the net sales being comprised of the containerboard segment, which has a higher gross profit margin than the Company's other segment.

    The operating profit of the containerboard segment is $80 million or 24.6% of net sales in 1995 compared to $30 million or 13.2% of net sales in 1994. This increase is due to the increase in sales coupled with more favorable gross profit margins. The increase in 1994 as compared to the two prior years is also due to these reasons.

    The operating profit of the shipping containers segment is $9 million or 2.3% of net sales in 1995 compared to $10 million or 2.7% of net sales in 1994. The operating profits of this segment have decreased since fiscal 1992 due to severe price pressures on its products, especially during 1993. In addition, the Company's cost of certain raw materials have continued to increase over the past couple years. However, due to the Company's ongoing efforts to reduce operating costs by cost control measures, manufacturing innovations and capital expenditures, the operating profits have increased from 1993 to 1995.


Other Income

    The other income of the Company increased in 1995 primarily due to the sale of timber properties and more salvage timber sales. The increase in volume of timber sales was accompanied by higher timber prices.

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


Income Before Income Taxes

    In 1995, income before income taxes increased because of higher sales and more favorable gross profit margins. In addition, as discussed above, there was an increase in the sale of timber and timber properties in the current year.

    The 1994 increase in income before income taxes was the result of the sales increase and increase in gross margin. This increase was slightly offset by a reduction in timber sales and an increase in interest expense that resulted from the Company's long term obligations.

    The 1993 decrease in income before income taxes was the result of competitive price pressures of the Company's products, coupled with increases in the cost of certain raw materials.


                LIQUIDITY AND CAPITAL RESOURCES

    As indicated in the Consolidated Balance Sheets, elsewhere in this Report and in the ratios set forth immediately above, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

    The Company's financial strength is important to continue to achieve the following goals:

    (a) To protect the assets of the Company and the intrinsic value of shareholders' equity in periods of adverse economic conditions.

    (b) To respond to any large and presently unanticipated cash demands that might result from future drastic events.

    (c) To be able to benefit from new developments, new products and new opportunities in order to achieve the best results for our shareholders.

    (d) To replace and improve plants and equipment. When plants and production machinery must be replaced, either because of wear or to obtain the cost-reducing potential of technological improvement required to remain a low cost producer in the highly competitive environment in which the Company operates, the cost of new plants and machinery are often much higher, sometimes significantly higher, than the historical cost of the items being replaced.

    The Company, during 1995, invested approximately $61 million in capital additions. During the last three years, the Company has invested $176 million. The Company began operations in its new injection molding facility in Durant, Mississippi during the year. This location replaced an existing operation at a nearby location. In addition, a subsidiary of the Company built a new manufacturing plant in Mason, Michigan in 1995. The new plant, which caused a significant increase in construction in progress as compared to the prior year, was completed in November 1995. As noted in our 1993 Report to Shareholders, the Company during 1993 undertook a major addition at Virginia Fibre Corporation. This project was completed in December 1993 and resulted in additional capacity for 1994 and 1995.

    Self-financing and low interest rate borrowing have been the primary source for such capital expenditures. The Company will attempt to finance future capital expenditures in a like manner. While there is no commitment to continue such a practice, at least one new manufacturing plant or a major addition to an existing plant has been undertaken in each of the last three years.

    These investments are an indication of the Company's commitment to be the quality, low cost producer and the desirable long term supplier to all of our customers.

    (e) To continue to pay competitive and sound remuneration, including the ever-increasing costs of employee benefits, to Company employees who produce the results for the Company's shareholders.

    During 1995, the Company performed a complete study of the compensation and retirement policies. As a result of this study, an Incentive Stock Option Plan was implemented. In addition, improvements were made to the pension plans and a 401(k) Plan was begun to supplement the benefits of our office and salaried employees.

    Management believes that the present financial strength of the Company will be sufficient to achieve the foregoing goals.

    In spite of such necessary financial strength, the Company's shipping containers business, where packages manufactured by Greif Bros. Corporation are purchased by other manufacturers and suppliers, is wholly subject to the general economic conditions and business success of the Company's customers.

    Similarly, the Company's containerboard and related products business is also subject to the general economic conditions and the effect of the operating rates of the containerboard industry, including pricing pressures from its competition.

    The historical financial strength generated by these segments has enabled them to remain independently liquid during adverse economic conditions.

    Long term obligations are lower at October 31, 1995 compared to October 31, 1994 due to the pre-payment of long term debt. The decrease caused by this pre-payment was partially offset by additional long term debt which was incurred to build the plant in Mason, Michigan.

    During 1995, a subsidiary company approved a $35 million mill modernization program in Virginia. In addition, the Company has approved future purchases, primarily for equipment, of approximately $11 million. As explained above, self-financing and low interest rate borrowing have been the primary source for financing such capital expenditures.

***************************************************************

    Greif Bros. Corporation will furnish to any shareholder of record, upon written request, without charge, a copy of its most recently filed Form 10-Q and/or Form 10-K, as filed with the Securities and Exchange Commission. Written requests should be directed to Secretary, Greif Bros. Corporation, 621 Pennsylvania Avenue, Delaware, Ohio 43015.